Mail Stop 0309

							April 6, 2005


Antonio Milici, M.D., Ph.D.
President, Chief Executive Officer and Director
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado 80033

Re:	GeneThera, Inc.
	Registration Statement on Form SB-2
	File Number 333-123138

Dear Dr. Milici:

	This is to advise you that we are not conducting a full review of the above registration statement. However, we have performed a limited review of it. We note the discussion about 0711005 B.C. Ltd.
in the Recent Developments section on page 1. As this entity appears to be among the most highly compensated entities your company contracts with, please describe this consultant`s expertise and qualifications. Also, in the Selling Shareholders section on page 37, please identify 0711005 B.C. Ltd.`s controlling person.

	Furthermore, we will be reviewing the accounting disclosure in your Form 10-KSB for the period ended December 31, 2004. You will receive our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Dana Hartz at (202) 942-2976 or Joel Parker at
(202) 824-5487 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Jonathon J. Taylor, Esq.
	Nathan E. Seiler, Esq.
	Kendall, Koenig & Oelsner PC
	1675 Broadway, Suite 750
	Denver, CO 80202
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Antonio Milici, M.D., Ph.D.
GeneThera, Inc.
April 6, 2005
Page 1